Ladder Capital Securities LLC
Statement of Financial Condition
December 31, 2016

Ladder Capital Securities LLC
Statement of Financial Condition
Index
December 31, 2016



Report of Independent Registered Public Accounting Firm

To the management of
Ladder Capital Securities LLC

In our opinion, the accompanying statement of financial position presents fairly, in all material respects, the financial position of Ladder Capital Securities LLC as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The statement of financial position is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial position based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 31, 2017

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Ladder Capital Securities LLC
(a limited liability company)
Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	2,256,108
Prepaid expenses and other assets		6,452
Total assets		**2,262,560**
Liabilities and Member's Capital		
Liabilities		
Accrued expenses		43,920
Due to affiliates, net		4,788
Total liabilities		**48,708**
Commitments and Contingencies (Note 6)		
Member's Capital		2,213,852
Total Member's Capital		**2,213,852**
Total Liabilities and Member's Capital	$	**2,262,560**

The accompanying notes are an integral part of these financial statements.

Ladder Capital Securities LLC
(a limited liability company)
Notes to Financial Statements
(confidential)

1. ORGANIZATION AND NATURE OF BUSINESS

On August 13, 2009, Ladder Capital Securities LLC (the "Company") was organized as a Delaware limited liability company. The Company is owned 100% by Series TRS of Ladder Midco II LLC, whose ultimate parent is Ladder Capital Corp ("LCC"). The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA"). After receiving approval on July 21, 2010 to conduct business as a registered broker-dealer, the Company's primary business activity has been to act as co-manager on commercial real estate loan securitizations from time to time.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company is a disregarded entity for U.S. federal and state income tax purposes. Its parent, Series TRS of Ladder Midco II LLC, is treated as a partnership for U.S. federal income tax purposes, and is therefore generally not subject to income tax in any of the jurisdictions in which it operates, except for unincorporated business taxes in New York City. The Company and its parent are not subject to federal or state tax, and the tax effects of its operations accrue to the members of the parent. Accordingly, no provision for federal or state taxes has been provided therein.

For New York unincorporated business tax purposes, taxes are calculated on a separate return basis for the Company and are recorded in due from affiliate on the statement of financial condition. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. At December 31, 2016, the Company has no deferred tax assets or liabilities.

The Company recognizes and measures its unrecognized tax benefits in accordance with Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under this guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Any estimated interest and penalties associated with unrecognized tax benefits are accrued and recognized in income tax expense and the corresponding liability in income taxes payable of income taxes receivable, net in the Statement of Financial Condition. As of December 31, 2016, the Company had no unrecognized tax benefits recorded in the financial statements. The Company, as part of the consolidated group, may be subject to examination by the state tax authority for the years 2016, 2015, 2014, 2013, and 2012. As of December 31, 2016, there were no on-going examinations by tax authorities.

Cash

The Company maintains a cash account at a major financial institution. As of December 31, 2016, this cash amount is in excess of the Federal Deposit Insurance Corporation limit.

Recently Issued and Adopted Accounting Pronouncements

In May 2014, Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)* ("ASU 2014-09"). ASU 2014-09 is a comprehensive new revenue recognition model requiring a company to recognize revenue to depict the transfer of goods or services to a customer at an amount reflecting the consideration it expects to receive in exchange for those goods or services. In adopting ASU 2014-09, companies may use either a full retrospective or a modified retrospective approach. Additionally, this guidance requires improved disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, FASB issued ASU 2015-14, *Deferral of the Effective Date* ("ASU 2015-14"), which amends ASU 2014-09. As a result, the effective date for the amendments contained in ASU 2014-09 will be the first quarter of fiscal year 2018, with early adoption permitted in the first quarter of fiscal year 2017. The adoption will use one of two retrospective application methods. The Company anticipates adopting this update in the year ending December 31, 2018 and does not expect the adoption to have a material impact on the Company's financial statements.

In March 2016, FASB issued ASU 2016-08, *Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)* ("ASU 2016-08"). This update provides clarifying guidance regarding the application of ASU 2014-09 when another party, along with the reporting entity, is involved in providing a good or a service to a customer. In these circumstances, an entity is required to determine whether the nature of its promise is to provide that good or service to the customer (that is, the entity is a principal) or to arrange for the good or service to be provided to the customer by the other party (that is, the entity is an agent). In April 2016, FASB issued ASU 2016-10, *Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing* ("ASU 2016-10"), which clarifies the identification of performance obligations and the licensing implementation guidance. In May 2016, FASB issued ASU 2016-11, *Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815): Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 Emerging Issues Task Force ("EITF") Meeting (SEC Update)* ("ASU 2016-11"), which rescinds SEC paragraphs pursuant to SEC staff announcements. These rescissions include changes to topics pertaining to accounting for shipping and handling fees and costs and accounting for consideration given by a vendor to a customer. In May 2016, FASB issued ASU 2016-12, *Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients* ("ASU 2016-12"), which provides clarifying guidance in certain narrow areas and adds some practical expedients. The effective dates for these ASUs are the same as the effective date for ASU No. 2014-09, for annual and interim periods beginning after December 15, 2017. The Company is reviewing its policies and processes to ensure compliance with the requirements in this update with regard to its operations.

In December 2016, FASB issued ASU 2016-20, *Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers* ("ASU 2016-20"). The amendments in this ASU affect the guidance in ASU 2014-09, which is not yet effective/ The effective date and transition requirements for the amendments are the same as the effective date and transition requirements of Topic 606 (and any other Topic amended by Update 2014-09). ASU 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date*, defers the effective date of ASU 2014-09 by one year.

In August 2014, FASB issued ASU 2014-15, *Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties About an Entity's Ability to Continue as a Going Concern* ("ASU 2014-15"). The guidance in ASU 2014-15 sets forth management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern as well as the related required disclosures. ASU 2014-15 indicates that, when preparing interim and annual financial statements, management should evaluate whether conditions or events, in the aggregate, raise substantial doubt about the entity's ability to continue as a going concern for one year from the date the financial statements are issued or are available to be issued. This evaluation should include consideration of conditions and events that are either known or are reasonably knowable at the date the financial statements are issued or are available to be issued, and, if applicable, whether it is probable that management's plans to address the substantial doubt will be implemented and, if so, whether it is probable that the plans will alleviate the substantial doubt. ASU 2014-15 is effective for annual periods ending after December 15, 2016, and interim periods and annual periods thereafter. The Company adopted this update in the year ended December 31, 2016. The adoption did not have a material effect on the Company's financial statements.

In June 2015, FASB issued ASU 2015-10, *Technical Corrections and Improvements* ("ASU 2015-10"). The amendments in this update cover a wide range of topics in the codification and are generally categorized as follows: amendments related to differences between original guidance and the codification; guidance clarification and reference corrections; simplification and minor improvements. The amendments are effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2015. As the objectives of this standard are to clarify the codification, correct unintended application of guidance, eliminate inconsistencies and to improve the codification's presentation of guidance, the adoption of this standard was not expected to have a significant effect on current accounting practice or create a significant administrative cost on most entities. The Company adopted this update in the year ended December 31, 2016. The adoption did not have a material impact on the Company's financial statements.

In September 2015, FASB issued ASU 2015-16, *Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments* ("ASU 2015-16"). This update requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. ASU 2015-16 applies to fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Entities must apply the new guidance prospectively to adjustments to provisional amounts that occur after the effective date of ASU 2015-16, with earlier adoption permitted for financial statements that have not yet been made available for issuance. The Company adopted this update in the year ended December 31, 2016. The adoption did not have a material impact on the Company's financial statements.

In January 2016, FASB issued ASU 2016-01, *Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities* ("ASU 2016-01"). The update provides guidance to improve certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The standard is effective for fiscal years beginning after December 15, 2018. Early adoption by public companies for fiscal years or interim periods that have not yet been issued or, by all other entities, that have not yet been made available for issuance of this guidance are permitted as of the beginning of the fiscal year of adoption, under certain restrictions. The Company is required to apply the guidance by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. The guidance related to equity securities without readily determinable fair values should be applied prospectively to equity investments that exist at the date of adoption. The Company anticipates adopting this update in the year ending December 31, 2018 and is currently evaluating the impact on the Company's financial statements.

In February 2016, FASB issued ASU 2016-02, *Leases (Topic 842)* ("ASU 2016-02"). The guidance in ASU 2016-02 supersedes the lease recognition requirements in ASC Topic 840, *Leases*. ASU 2016-02 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). This update requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This update requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. The standard is effective on January 1, 2019, with early adoption permitted. The ASU is expected to impact the Company's financial statements as the Company has certain operating lease arrangements for which it is the lessee. The Company is in the process of evaluating the impact of this new guidance.

In June 2016, FASB issued ASU 2016-13, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13"). The guidance changes the impairment model for most financial assets. The new model uses a forward-looking expected loss method, which will generally result in earlier recognition of allowances for losses. ASU 2016-13 is effective for annual periods beginning after December 15, 2019, and early adoption is permitted for annual and interim periods beginning after December 15, 2018. The Company is currently assessing the impact that this guidance will have on its financial statements when adopted.

In August 2016, FASB issued ASU 2016-15, *Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments* ("ASU 2016-15"). ASU 2016-15 provides cash flow statement classification guidance for certain transactions, including how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. ASU 2016-15 is effective for annual reporting periods beginning after December 15, 2017, including interim periods beginning after December 15, 2018. Early adoption is permitted in any interim or annual period. The Company is currently assessing the impact that this guidance will have on its financial statements when adopted.

In November 2016, FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230): Restricted Cash* ("ASU 2016-18"). ASU 2016-18 requires the inclusion of restricted cash with cash and cash equivalents when reconciling the beginning-of-the period

and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 is effective for annual reporting periods, beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted in any interim or annual period. A reporting entity should apply the amendment on a retrospective basis as of the beginning of the fiscal year for which the amendment is effective. The Company is currently assessing the impact that this guidance will have on its financial statements when adopted.

In January 2017, FASB issued ASU 2017-01, *Business Combinations (Topic 805): Clarifying the Definition of a Business* ("ASU 2017-01"). The amendments in this ASU is to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation, The guidance is effective for annual periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. Early application of the amendments in this ASU is allowed for transactions for which the acquisition date occurs before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. The Company elected to adopt ASU 2017-01 in the year ended December 31, 2016. The adoption did not have a material impact on the Company's financial statements.

3.   REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $2,207,400, which was $2,107,400 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2016 was 0.02 to 1.

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(ii) as another broker dealer clears all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money or securities to customers.

4.   FAIR VALUE OF FINANCIAL INSTRUMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques used to measure the Company's financial instruments are based primarily upon market quotations, broker quotations, counterparty quotations or pricing services quotations, which provide valuation estimates based upon reasonable market order indications or a good faith estimate thereof and are subject to significant variability based on market conditions, such as interest rates, credit spreads and market liquidity.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 - Quoted prices in active markets for identical instruments.
> Level 2 - Valuations based principally on other observable market parameters, including
> > • Quoted prices in active markets for similar instruments,
> > • Quoted prices in less active or inactive markets for identical or similar instruments,
> > • Other observable inputs (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates), and
> > • Market corroborated inputs (derived principally from or corroborated by observable market data).
> Level 3 - Valuations based significantly on unobservable inputs.
> > • Valuations based on third party indications (broker quotes, counterparty quotes or pricing services) which were, in turn, based significantly on unobservable inputs or were otherwise not supportable as Level 2 valuations.
> > • Valuations based on internal models with significant unobservable inputs

The Company has no financial instruments at December 31, 2016 which would require disclosure.

5.   RELATED PARTY TRANSACTIONS

The Company has related party balances with affiliates and is involved in underwriting and other transactions with affiliates. Pursuant to certain agreements with Ladder Capital Finance LLC ("LCF"), the indirectly wholly-owned operating company subsidiary of Series TRS of Ladder Capital Financial Holdings LLLP, the Company earns transaction fee income in connection with co-managing asset backed securitization transactions to which LCF is a party. Additionally, pursuant to a management agreement, LCF provides the Company with facilities and administrative services as have been required in the normal conduct of the Company's business for the year-ended December 31, 2016. A portion of the salaries and other compensation of the employees who work directly on activities for the Company have been charged accordingly pursuant to the management agreement. In addition, the Company entered into an operating sublease with LCF for its office space. Refer to Note 6, Commitments and Contingencies for further details of this related party transaction.

Due to affiliates of $4,788 included in the statement of financial condition represents cumulative intercompany amounts including fee income receivable of current and prior years, net of expenses accrued by the Company, and payable to an affiliate. The only counterparty that the Company engaged with is LCF and, per the management agreement, a netting of the receivables and payables is permitted.

Ladder Select Bond Fund

On October 18, 2016, Ladder Capital Asset Management LLC ("LCAM"), a subsidiary of LCC and a registered investment adviser, launched the Ladder Select Bond Fund (the "Fund"), a mutual fund. The Company opened a limited number of accounts for the initial investors of the Fund but received no compensation. In addition, on October 18, 2016, LCC made a $10.0 million investment in the Fund. Members of senior management have also invested $1.6 million in aggregate in the Fund since inception. LCAM earns a 0.75% fee on assets under management, which may be reduced for expenses incurred in excess of the Fund's expense cap of 0.95%.

6.   COMMITMENTS AND CONTINGENCIES

FASB ASC 460, *Guarantees*, specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum potential amount of future payments that the Company could be required to make under these arrangements cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and accordingly has not recorded any contingent liability.

Lease

The Company entered into an operating sublease with LCF for its office space. The lease commenced on October 1, 2011 and expires on September 30, 2021. Aggregate annual future minimum rental payments required under the sublease as of December 31, 2016 are as follows:

Period Ending December 31,		Amount
2017	$	107,599
2018		107,599
2019		107,599
2020		107,599
2021		107,599
Thereafter		8,967
Total	$	**546,962**

During the year ended December 31, 2016, rental payments of $104,237, in accordance with the sublease agreement, were netted against due from affiliate pursuant to the netting agreement. As of December 31, 2016, $16,216 of deferred rent payable is included in accrued expenses in the statement of financial condition.

7. OFF BALANCE SHEET RISK, CONCENTRATION RISK AND REGULATORY RISK

The Company is required to be compliant with FINRA and SEC requirements on an ongoing basis and is subject to multiple operating and reporting requirements to which all broker-dealer entities are subject. If the Company fails to comply with regulatory requirements, it could be subject to loss of their licenses and registration and/or economic penalties.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 31, 2017, the issuance date of the financial statements, and determined no additional disclosure is necessary.